SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                   (Amendment No.            )*


                          SIGCORP, Inc.
_________________________________________________________________
                         (Name of Issuer)

                    Common Stock, no par value
_________________________________________________________________
                  (Title of Class of Securities)

                              454758
_________________________________________________________________
                          (CUSIP Number)

       Anthony E. Ard, Senior Vice President and Secretary,
        c/o Indiana Energy, Inc., 1630 N. Meridian Street,
                   Indianapolis, Indiana  46202
_________________________________________________________________
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notice and Communications)


                          June 11, 1999
_________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
240.13d-1(f) or 240.13d-1(g), check the following box   .

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13D

CUSIP No. 454758                                Page 2 of 7 pages

1.   NAMES OF REPORTING PERSONS
       Indiana Energy, Inc.

     I.R.S. IDENTIFICATION NOS.  OF ABOVE PERSONS (ENTITIES ONLY)
       35-1654378

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  A
                                                       B

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)

6.   CITIZENSHIP OF PLACE OF ORGANIZATION
     Indiana

_______________
NUMBER OF           7.   SOLE VOTING POWER
SHARES                      4,702,483
BENEFICIALLY        8.   SHARED VOTING POWER
OWNED BY EACH            _________________
REPORTING           9.   SOLE DISPOSITIVE POWER
PERSON                      4,702,483
WITH                10.  SHARED DISPOSITIVE POWER
_______________          _________________

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,702,483

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.6%

14.  TYPE OF REPORTING PERSON
      CO


Item 1.  Security and Issuer

     This statement relates to the common stock, no par value
("SIGCORP Common Stock") of SIGCORP, Inc., an Indiana corporation
("SIGCORP"). The address of SIGCORP'S principal executive office is:
                         SIGCORP, Inc.
                         20 N.W. Fourth Street
                         Evansville, Indiana  47741-0001

Item 2.  Identity and Background

     The name of the person filing this statement is Indiana Energy, Inc., an Indiana corporation ("IEI"). IEI is a holding company with subsidiaries and affiliates engaged in natural gas distribution, gas portfolio administrative services and marketing of natural gas, electric power and related services. Its principal executive office and principal business address is:

                         Indiana Energy, Inc.
                         1630 N. Meridian Street
                         Indianapolis, Indiana  46202

     During the last five years neither IEI nor any of its executive officers and directors listed on Schedule A of this statement (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     On June 11, 1999, IEI, SIGCORP and Vectren Corporation, an Indiana corporation ("Vectren") executed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger (the "Merger") of each of IEI and SIGCORP with and into Vectren. At the closing of the Merger, each of the outstanding shares of the common stock, no par value, of IEI ("IEI Common Stock") will be converted into one share of the common stock, no par value, of Vectren ("Vectren Common Stock"), and each share of the SIGCORP Common Stock will be converted into 1.3 shares of Vectren Common Stock.

     Concurrently and in connection with the execution of the Merger Agreement, IEI and SIGCORP entered into two option agreements (the "Option Agreements") The first, entitled "SIGCORP, Inc. Stock Option Agreement," (the "SIGCORP Option Agreement") grants an option to IEI (the "SIGCORP Option") to purchase a number of shares of SIGCORP Common Stock equal to 19.9% of the number of shares of SIGCORP Common Stock outstanding as of June 11, 1999.
The SIGCORP Option Agreement provides for an exercise price of $29.70 per share of SIGCORP Common Stock. The second, entitled "Indiana Energy, Inc. Stock Option Agreement" (the "IEI Option Agreement") grants an option to SIGCORP (the "IEI Option") to purchase a number of shares of IEI Common Stock, equal to 19.9% of the number of shares of IEI Common Stock outstanding as of June 11, 1999. The IEI Option Agreement provides for an exercise price of $22.27 per share of IEI Common Stock. IEI paid no consideration in connection with the Option Agreements other than the execution of the Merger Agreement. No funds were used.

Item 4.  Purpose of Transaction

     The purpose of the Option Agreements was to induce IEI's execution of the Merger Agreement and increase the likelihood of consummation of the Merger. The Merger will result in the delisting of IEI Common Stock and SIGCORP Common Stock from the New York Stock Exchange.

     At the effective time of the Merger, the Board of Directors of Vectren will consist of eight persons designated by IEI and eight persons designated by SIGCORP prior to the effective time of the Merger.

Item 5.  Interest in Securities of the Issuer.

     A total of 4,702,483 shares of SIGCORP Common Stock are subject to the SIGCORP Option Agreement, representing 16.6% of the outstanding shares of SIGCORP Common Stock calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Neither IEI nor any of its executive officers or directors has effected any transactions in SIGCORP Common Stock within the last sixty days. Except as set forth on Schedule A, neither IEI nor any of its executive officers or directors is the beneficial owner of any other shares of SIGCORP Common Stock.

     IEI may be deemed, as a result of the SIGCORP Option Agreement, to have the sole power to vote or direct the vote of 4,702,483 shares of SIGCORP Common Stock, and the sole power to dispose of or to direct the disposition of 4,702,483 shares of SIGCORP Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

     On June 11, 1999, IEI, SIGCORP and Vectren executed the Merger Agreement. The Merger Agreement provides for the merger of each of IEI and SIGCORP with and into Vectren.

     Concurrently and in connection with the execution of the Merger Agreement, IEI and SIGCORP entered into the Option Agreements. The SIGCORP Option Agreement grants the SIGCORP Option to IEI. The SIGCORP Option Agreement provides for an exercise price of $29.70 per share of SIGCORP Common Stock. The IEI Option Agreement grants the IEI Option to SIGCORP. The IEI Option Agreement provides for an exercise price of $22.27 per share of IEI Common Stock.

     The SIGCORP Option may be exercised by IEI at any time after the Merger Agreement becomes terminable by IEI as a result of: (i) a material breach of any material representation or warranty or any material breach of any covenant or agreement of SIGCORP under the Merger Agreement; or (ii) any one of the following reasons, including: the expiration of the Merger Agreement; receipt by IEI of a competing bid which the IEI board determines must, in the exercise of their fiduciary duties, be accepted; failure to obtain shareholder approval of the Merger; withdrawal or modification of the SIGCORP board's recommendation that the shareholders of SIGCORP approve the Merger; the acquisition by a third party of more than 25% of the voting power of SIGCORP; or failure by SIGCORP to approve a replacement chief executive officer of Vectren selected by IEI if the chief executive officer contemplated by the Merger Agreement is unable or unwilling to serve, provided that in each case, SIGCORP fails to reject a third party tender or exchange offer (clauses (i) and (ii) are each referred to herein as a "Trigger Event.") The SIGCORP Option terminates upon the earlier of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement in accordance with its terms other than upon or during the continuance of a Trigger Event; or (iii) 180 days following the termination of the Merger Agreement upon or during the continuance of a Trigger Event (or if the SIGCORP Option cannot be exercised at the end of the 180-day period due to legal action, until ten business days after the impediment is removed, but in no event later than June 11, 2002).

     The terms of IEI Option Agreement are identical to those of the SIGCORP Option Agreement, other than reversal of the roles of the parties.

Item 7.  Material to be Filed as Exhibits

     The following exhibits are incorporated in this statement by reference:

          1. Agreement and Plan of Merger dated June 11, 1999, among IEI, SIGCORP and Vectren (incorporated by reference to Exhibit 2 to IEI's Current Report on Form 8-K filed June 15,
     1999).


          2. Indiana Energy, Inc. Stock Option Agreement dated as of June 11, 1999 (incorporated by reference to Exhibit 4.1 to IEI's Current Report on Form 8-K filed June 15, 1999).

          3.   SIGCORP, Inc. Stock Option Agreement dated as of
     June 11, 1999 (incorporated by reference to Exhibit 4.2 to
     IEI's Current Report on Form 8-K filed June 15, 1999).


Signature

After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                   INDIANA ENERGY, INC.


                                   By:    /s/ Niel C. Ellerbrook
                                        __________________________
                                        Niel C. Ellerbrook
                                        President and Chief
                                        Executive Officer

DATE:    June 18, 1999



                            SCHEDULE A

EXECUTIVE OFFICERS OF INDIANA ENERGY, INC.

                                                    Number of Shares
                                                        of SIGCORP
                                                       Common Stock
        Name                   Title               Beneficially Owned 1
       -------               ---------             ------------------
Niel C. Ellerbrook  President and Chief
                    Executive Officer

Anthony E. Ard      Senior Vice President
                    and Secretary

Carl L. Chapman     Senior Vice President
                    and Chief Financial Officer

Jerome A. Benkert,  Vice President and Controller
 Jr.

Steven M. Schein    Vice President and Treasurer

Jerrold L. Ulrey    Vice President -
                    Corporate Development

Robert E. Heidorn   Assistant Secretary and Deputy
                    General Counsel

Jeffery W.          Assistant Treasurer
 Whiteside

DIRECTORS OF INDIANA ENERGY, INC.

     Paul T. Baker
     William G. Mays
     J. Timothy McGinley
     Niel C. Ellerbrook
     Richard P. Rechter
     L. A. Ferger
     James C. Shook
     Otto N. Frenzel III
     Jean L. Wojtowicz
     Anton H. George
     John E. Worthen
     Don E. Marsh

___________________
1  To be filed by amendment.